345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990 jwww.loeb.com

July 1, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Matthew Derby
Mitchell Austin

Re:	Bitfufu Inc.

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted May 23, 2022

CIK No. 0001921158

Dear Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated June 14, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-4 confidentially submitted to the Commission on May 23, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Cover Page

1.	We note your response to prior comment 1. Please revise your cover page to also disclose that you will be a “controlled company” following the business combination and provide a cross-reference to a longer discussion of “controlled company” status.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 27 of the Revised Draft Registration Statement.

Certain Projected Information of BitFuFu, page 106

2.	We note in your response to prior comment 7, you indicate that you have begun to ramp up your own self-mining operations in the beginning of 2022. Please explain where this new business stands. That is, tell us how much revenue has been generated to date and if you are or plan to join the same mining pools as your customers.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 106, 107, 118 and 119 of the Revised Draft Registration Statement. The Company respectfully submits that BitFuFu joins the same mining pools that are used by its customers, but the hash rate used and Bitcoin rewards received by BitFuFu for its self-mining operations are not co-mingled with that of BitFuFu’s customers. Please refer to disclosure on pages 118 and 119 of the Revised Draft Registration Statement for details of mining pool participation of BitFuFu and its customers. The Company further submits that BitFuFu began to ramp up its self-mining operations in February, 2022, and based on the unaudited management account of BitFuFu for the three months ended May 31, 2022, revenue generated from self-mining was approximately US$12.3 million.

3.	We note your response to prior comment 13. Please revise to clarify whether management considers ARR a key operating metric or if there are any additional key performance indicators, such as new customers, pricing strategies, or mining efficiencies that management utilizes in evaluating the business. To the extent management does not utilize such metrics, please revise this section to provide a discussion regarding why they are included and clarify that management does not view these measures as key operating metrics.

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the management of BitFuFu considers annual recurring revenue, cloud-mining plan duration, customer retention rate and mining efficiencies as key operating metrics, and has revised the disclosure on page 131 of the Revised Draft Registration Statement. Other factors, including but not limited to the number of new customers and pricing strategies, also affect BitFuFu’s results of operations and financial condition, and the Company has disclosed these factors in “Risk Factors — Risks Related to BitFuFu’s Business — If BitFuFu fails to continuously innovate and to provide services and products that meet the expectations of its customers, it may not be able to attract new customers or retain existing customers, and hence its business and results of operations may be adversely affected,” “— If BitFuFu fails to accurately estimate the factors for its contract pricing, it may generate lower profit than expected or incur losses on those contracts, which could have a material adverse effect on BitFuFu’s business, financial condition and results of operations,” and “BitFuFu’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Major Factors Affecting BitFuFu’s Results of Operations” to discuss how they could also impact BitFuFu’s business performance. However, as these other factors are either less important or not readily quantifiable, the management of BitFuFu does not consider them as key operating metrics in evaluating BitFuFu’s operating results.

Information about BitFuFu, page 113

4.	We note your response to prior comment 10. Please revise to disclose the identity of the customer that accounted for 30% of your revenue for the fiscal year ended December 31, 2021.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 38, 119 and 130 of the Revised Draft Registration Statement.

Supply Agreements with BitFuFu’s Largest Supplier in 2021, page 118

5.	We note your response to prior comment 11 and re-issue this comment in part. In this regard, please revise to disclose the identity of this supplier.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 120 and 121 of the Revised Draft Registration Statement.

Compliance Infrastructure, page 119

6.	We note your response to prior comment 8 and that you require certain authentication information as part of your know-your-customer policy. Please revise to clarify whether the authentication includes identity verification.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 122 of the Revised Draft Registration Statement. Digital Assets, page 119

7.	We note your response to prior comment 9. We further note your disclosure that “Bitcoin and USDT are the only digital assets that accounted for more than 1.0% of BitFuFu’s total digital assets as of December 31, 2021.” Please revise to clarify the amount of USDT and Bitcoin, respectively, held both for the company and on behalf of customers.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 121 of the Revised Draft Registration Statement. Facilities, page 122

8.	We note your response to prior comment 12. Please revise to clarify any specific state regulatory requirements applicable to the company for each of the geographic locations in which you operate. To the extent there are no such requirements, please state this.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 126 of the Revised Draft Registration Statement. Consolidated Balance Sheets, page F-36

9.	We note your expanded disclosure in response to prior comment 14 on page 135 that you have cash deposited at FTX, a cryptocurrency exchange. Please clarify if this balance contains any of your customers’ cash. If true, separately present this amount on the face of your balance sheet.

RESPONSE: The Company acknowledges the Staff’s comment and clarifies on page 138 of the Revised Draft Registration Statement that the cash deposited at FTX is maintained in BitFuFu’s own account and does not include cash of BitFuFu’s customers. The Company has included a risk factor relating to depositing cash at FTX on page 49 of the Revised Draft Registration Statement.

RESPONSE:

10.	Your response to prior comment 25 indicates that some of your customers designate your Coinbase account to receive their mining rewards in the form of Bitcoins on their behalf. On the face of your balance sheet, please separately present digital currencies and those digital currencies held on behalf of your customers.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the presentation on page F-36, and expanded disclosure on pages F-47 and F-48 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements, page F-40

11.	Your response to prior comment 21 indicates that there were no equity awards issued to directors during the period from August 1, 2021 to December 31, 2021, and subsequently up to the date of this response letter. Please confirm that there were equity awards issued to any employees during this time.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that as disclosed on page 170 of the Revised Draft Registration Statement, BitFuFu did not issue any equity awards to any employees, officers or directors during the period from August 1, 2021 to December 31, 2021, and subsequently up to the date of this response letter.

Note 2. Summary of Significant Accounting Policies

(g) Digital Currencies, page F-42

12.	We note your response to prior comment 22. You state “In the event that the quoted price at the measurement date of the financial statements is materially less than the carrying value in the Company’s accounts, management will recognize an impairment loss for the difference between the carrying value and the actively quoted price found from Binance”. Please clarify how this policy complies with accounting convention to ASC 350-30-35-19. Explain why impairment is only measured at the date of the financial statements. Indicate how you identify the carrying value when testing for impairment.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the accounting policy on F-42 of the Revised Draft Registration Statement. The Company respectfully clarifies that BitFuFu performs an analysis of impairment test each quarter to identify whether events or changes in circumstances, in particular the decreases in the quoted prices of Bitcoin/specific digital assets on active exchanges, indicate that it is more likely than not that its digital assets are impaired. Fair value is measured using the quoted price of the digital asset at the time its fair value is being measured.

(l) Revenue recognition

Cloud mining solutions, page F-43

13.	Your response to prior comment 24 notes that for the customers who purchase cloud mining solution services, the customers exercise control over the hash rate they bought from the Company. Please provide a more detailed description of this hash rate arrangement, including the respective roles of the company and the customers and the terms of your actual agreements with customers. Please disclose whether you use a standard agreement with customers or if agreements are individually negotiated with each customer. If the latter, please provide an explanation of the terms that may differ among customers. Indicate whether the mining pool operator enters into an agreement with you or directly with each of your customers. Tell us whether the mining pool operator is your customer. In addition, describe the payout method selected in your engagement with a mining pool operator.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-44 of the Revised Draft Registration Statement.

The Company further clarifies the hash rate arrangement for BitFuFu’s cloud-mining solution services as set out below:

●	As disclosed on page 119 of the Revised Draft Registration Statement, BitFuFu typically enters into standard customer service agreement with its cloud mining service customers. BitFuFu may negotiate the pricing term and plan duration with customers. According to terms of the customer service agreement, BitFuFu is responsible to provide hash rate to customer within the specified time period and to ensure the stability of hash rate operation. However, BitFuFu is not responsible for the outcome that may arise from hash rate. For example, it is not responsible for the mining output of hash rate connected to the mining pool.

●	BitFuFu’s role in the provision of its cloud-mining services includes to: a) purchase hash rate, electricity and facility services from different suppliers; b) through its proprietary Aladdin system, redistribute and repackage the varying hash rate of mining equipment into BitFuFu’s standardized products; c) after a customer pays for an order on BitFuFu platform, help such customer create its separate account (the “Mining Account”) on the mining pool designated by the customer, and connect the hash rate purchased by the customer to the mining pool through the Mining Account; d) provide the customer with real-time monitoring services through BitFuFu’s platform, which shows the real-time operation status of the hash rate and the mining output distributed by the mining pool to the customer; e) dispatch the hash rate of other available mining equipment to ensure sufficient and continuous supply of hash rate to customers’ Mining Account if certain mining equipment does not function properly due to circumstances such as power outages or network disconnection; and f) provide the customer with other after-sales services.

●	The role of customers includes to a) place order on BitFuFu’s platform and pay for such order; b) choose a mining pool to which the hash rate they purchased will be connected; c) designate a digital asset wallet to receive the mining output which will be transferred directly from mining pool; and d) verify the operation status of all hash rate under their account and the corresponding mining output through the observer weblink of the mining pool.

The Company respectfully submits that a mining pool operator is neither a supplier nor a customer of BitFuFu for its cloud mining business. Customers of BitFuFu’s cloud mining solutions who use the services of mining pool would enter into separate agreements with mining pool operators on their respective website. The contractual rights and obligations between BitFuFu’s customers and mining pool operators are set out in the applicable user/service agreement, and BitFuFu is not a party to such agreement. BitFuFu does not charge any fees to the mining pool, nor does it receive any income from the mining pool for its cloud mining business.

As BitFuFu participates in mining pool for its self-mining business, BitFuFu receives mining rewards from mining pool operators, after deducting relevant expenses to the mining pool operators.

14.	We note your response to prior comment 25 that your customers have the ability to pay by crypto assets when purchasing cloud mining solutions. Please disclose your accounting policy for these types of transactions. Clarify how you have concluded that the recipient of your good or service is a customer in consideration of ASC 606 or ASC 610-20. Your disclosure should also disclose how the crypto asset received in exchange for the good or service is initially measured at its contract inception date fair value. Disclose the amount of revenue recognized from the receipt of crypto assets for the periods presented. In your cash flow statement on page F-39, please explain why you do not show a line item for revenue recognized on acceptance of cryptocurrencies within adjustments to reconcile net income to net cash provided by operating activities, as you did not receive cash for payment. Refer to ASC 230-10-45-28.

RESPONSE: The Company acknowledges the Staff’s comment and has revised cash flow on page F-39 and disclosure on pages F-42 and F-51 of the Revised Draft Registration Statement. The Company provides additional details with respect to its digital assets as below:

1)	Cloud mining solution of BitFuFu is priced in US Dollars. If a customer makes an order for cloud mining service and chooses to pay in digital assets (e.g. BTC/ETH/BCH/USDT), the system will calculate the amount of the digital asset according to the contract value of the order and the real-time quoted price of the digital asset in exchange market. The quoted price of the digital asset changes every minute.

In terms of accounting treatment, BitFuFu accounts for Deferred Revenue based on the order/contract value and then recognizes Revenue subsequently when the hash rate is delivered and executed during the contract period; the received digital asset is accounted for Digital currencies asset according to its fair value when it is received. BitFuFu recognizes realized gains or losses when digital assets are sold in an exchange for other digital assets or for cash using a first-in first-out method of accounting.

2)	The management of BitFuFu believes the recipient of its good or service is a customer within the scope of ASC 606 for the following reasons:

a) Customers have contracts with BitFuFu to obtain goods and services that are an output of BitFuFu’s principal activities, which are providing services, including but not limited to cloud mining solutions and hosting services, as well as selling equipment. These activities are recurring in nature.

b) Customers obtain goods and services in exchange of consideration, which is accepted in form of fiat currency or digital assets, which are accounted for indefinite lived intangible asset. The fair value of digital assets can be readily measured from public markets, indicating its fair value at the time in exchange for goods or services equivalent to the US dollar value of the contract.

Selling Machines, page F-44

15.	We note your response to prior comment 24 related to the mining equipment utilized by customers where you provide the cloud mining and hosting solutions. Your response states that customers who purchase mining equipment from the Company typically also purchase hosting services from the Company for such purchased mining equipment. Please further explain how the customer has the ability to direct the use of the purchased mining machine while in your possession. Clarify the enforceable rights and obligations under your hosting service arrangements, and provide us with a representative contract with your customers. Confirm that the hash rate provided to a customer is derived from the specific mining equipment purchased. In addition, indicate whether you have an explicit or implicit repurchase right or obligation since you sell the mining machines on behalf of your customers. Tell us if customers ever take physical possession of the mining machines and remove them from your data centers for their own use or disposition. Describe the nature of the logistic cost and whether it is economical for a customer to take possession of a mining machine. Also explain how and when consideration for the arrangement is transferred. Provide us with your comprehensive accounting analysis of how you determine if the customer obtains control of the mining machine. Refer to ASC 606-10-25-30. Tell us how often a purchased mining equipment is sold to a customer without hosting services.

RESPONSE: The Company acknowledges the Staff’s comment, and has revised the disclosure on F-44 of the Revised Draft Registration Statement. The Company has filed a form miner hosting service agreement with its customers as exhibit 10.17 to the Revised Draft Registration Statement.

The Company respectfully set forth details of its hosting arrangement below.

1)	A customer will obtain the title of a mining equipment after the consummation of transaction with BitFuFu pursuant to an agreement for the sales of equipment, when such customer endorses an “Acknowledgement Receipt of Products,” which includes the transfer of title to customer and serial numbers of the equipment.

If a customer who purchases mining equipment from BitFuFu also chooses to purchase BitFuFu’s hosting services, such customer will enter into a miner hosting service agreement with BitFuFu. Pursuant to the terms of the miner hosting service agreement, when a customer entrusts BitFuFu to deploy its mining equipment in facilities sourced by BitFuFu, such customer has the ability to direct the use of the equipment by: a) with 30 days’ notice, taking physical possession of the equipment (or without advance notice if BitFuFu does not meet its service obligation under the agreement); b) physically inspecting the hosted equipment; and c) obtaining substantially all of mining rewards generated by the purchased mining equipment. A customer is responsible for the hosting service fees and other expenses, such as the equipment deployment fee, repairment fee and transportation fee, as applicable.

2)	BitFuFu sells mining equipment to the customer, but does not sell or provide hash rate as the deliverable. The mining equipment is engineered for a certain level of hash rate; however, the amount and stability of the hash rate is primarily the responsibility of the manufacturer of the mining equipment.

Each equipment purchased by the customer has a corresponding series number. When a customer entrusts his/her equipment with BitFuFu, hash rate attributable such customers can be traced back to the specific miner that produced the hash rate. Customers also can access the information on the operation status and mining income of the hosted equipment at any time through the observer link provided by the mining pool.

3)	In the event that the hosting services are terminated, customers may either entrust BitFuFu to sell the mining equipment at the market price on their behalf, or physically retake possession of the equipment. Resale of used miner is an optional service provided by BitFuFu, and is not mandatory for BitFuFu’s customers. BitFuFu does not have any explicit or implicit repurchase rights or obligations related to the mining equipment. If the customer takes away the mining equipment by him/herself, a logistics fee may be charged by the logistics company to the customer. The amount of logistics fee depends on transportation destination. As the mining equipment is similar to a computer server, it is not costly or unfeasible for customers to reclaim physical possession. In BitFuFu’s limited history, it has yet to experience the situation where the customer has need to reclaim possession of the equipment. A customer may terminate the miner hosting agreement under several circumstances, including but not limited to finding other custodians and disposing of the mining equipment.

All customers who purchased mining equipment from BitFuFu in 2021 also used its hosting services.

4)	When selling equipment to customers, BitFuFu typically will receive upfront payment prior to shipment and/or residual payment within approximately 30 days after endorsement of the Acknowledgement Receipt of Products by the customer.

5)	From accounting perspective, BitFuFu has made the following analysis on whether the customer obtained the control of the equipment in the mining equipment sales business:

a)

As explained in responses 1) to 3) above, customers have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the mining equipment they bought. After paying the hosting service fee and/or other relevant fees, the customers received all the mining rewards generated by the equipment they bought. Even if the equipment is in BitFuFu’s possession during the hosting period, the risk and cost related to the equipment is also borne by the customers. This means customers obtain the control of the mining equipment they bought.

b)	The control of the mining equipment is transferred at the time when the equipment is handed over to the customer and the customer signs the delivery form and acknowledges receiving the mining equipment. At that time, the legal right, relevant rewards and risk of the mining equipment are transferred to the customer. BitFuFu has a present right to payment for the equipment.

Leasing of mining equipment, page F-45

16.	We note that you recognize revenue for leasing of mining equipment. Please clarify how the lease customer obtains control of an identified asset. Please tell us how the lease arrangement is within the scope of ASC 842-10-15. Indicate whether the customers takes possession of the leased asset and uses on their own or a third party mining sites. If the leased asset is used in your cloud or hosting solution, explain how the customers is able to obtain the computer power for that specific leased asset.

RESPONSE: The Company respectfully submits that, BitFuFu’s management believes the mining equipment lease arrangement is within the scope of Lease as defined in ASC 842-10-15 for the following reasons:

During the lease term, customers who lease mining equipment from BitFuFu obtain control of the equipment by 1) physically holding the equipment and using it in other hosting facilities that are unrelated to BitFuFu; and 2) having exclusive use of the asset and obtaining all the economic benefits from use of the equipment throughout the leasing period. BitFuFu did not provide any hosting services to the customers who rented mining equipment from BitFuFu or used the rented equipment in its cloud mining business.

The leasing revenue is recognized straight line over the contract lease term.

Note 3. Digital Currencies, page F-47

17.	We note you currently have USDT as part of your digital currencies balance. Please address the following items:

●	Provide a risk factor disclosure related to stablecoins, or USDT. For example, identify the risk associated with redemption of the token for the underlying asset.

●	Please describe in greater detail the reasons why you hold or may hold stablecoins, or USDT, and your policies and procedures with respect to holding or acquiring stablecoins.

●	Provide us with the facts and circumstances that you considered to determine the accounting for your holding of USDT, a stablecoin. That is, provide us with your analysis if this stablecoin meets the definition of a financial asset, security, orreceivable.

●	Disclose your accounting policy for USDT, or stablecoins.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 36 of the Revised Draft Registration.

The Company respectfully submits the following description of stablecoins related to BitFuFu’s operations:

1)	Stablecoins are digital assets that are designed to maintain a stable value relative to a fiat currency or other reference assets. BitFuFu converts other digital assets received from customers to USDT and holds it mainly because: a) the management would like to reduce the exposure to the volatility risk of digital assets; b) certain suppliers of BitFuFu prefer to receive payments in USDT, and BitFuFu’s customers also accept the use of USDT as payment method, as USDT is the most widely traded stablecoine. BitFuFu converts USDT into US dollars from time to time according to market condition and business operation demand to reduce its risk exposure of stablecoins.

2)	Considering ASC 825-10-20, the management believes USDT or other stablecoin is not a financial asset or receivables. Holding a unit of a USDT typically does not give the holder a contractual right to receive cash or another financial asset from a second entity, nor does the USDT come into existence because of a contractual relationship. Moreover, USDT does not provide the holder with a residual interest in the assets of an entity after deducting all its liabilities. In addition, a security is defined as a share, participation, or other interest in property or in an entity of the issuer, but stablecoin does not meet the definition. Therefore, BitFuFu does not believe stablecoins is security from accounting perspective.

3)	Stablecoin, like other digital assets, is classified as indefinite lived intangible asset and are initially recorded at cost less impairment. BitFuFu accounts for the carrying value of the digital currency in accordance with the first-in, first-out (“FIFO”) method of accounting.

18.	Provide a reconciliation of the various changes in your digital currencies balance from the beginning of the period to the end of the period for the periods provided.

RESPONSE: The Company acknowledges the Staff’s comment and has supplemented the requested reconciliation on page F-48 of the Revised Draft Registration Statement.

Note 11. Revenue By Products or Services , page F-50

19.	We note your response to prior comment 27. Expand your disclosure to provide revenues from external customers attributed to your country of domicile and attributed to any individual foreign country that are material. Further, disclose long-lived assets located in your country of domicile and separately located in individual foreign countries that are material. Refer to ASC 280-10-50-41.

RESPONSE: The Company acknowledges the Staff’s comment and has included the disclosure of revenue breakdown by customers’ jurisdiction on page F-51 of the Revised Draft Registration Statement.

The Company further submits that, except for certain office computers located in Singapore, there were no material long-lived assets as of December 31, 2020 or December 31, 2021.

Note 12. Loss on Disposal of Subsidiary, page F-50

20.	We note your expanded footnote disclosure in response to prior comment 19. Please explain in greater detail how you determined to record a loss on disposal of this subsidiary. In this regard, you initially state that you sold this subsidiary to a third party, but further disclose that you transferred this business to your subsidiary domiciled in Singapore. Your response also states that prior to and immediately after the disposition of the entity, you continued to market and deliver uninterrupted services and products to your clientele. Clarify why you refer to your subsidiary in Singapore as a third party and if this subsidiary is consolidated in your financial statements.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-52 of the Revised Draft Registration Statement. The Company respectfully clarifies that the third party who obtained the equity interest of the disposed subsidiary is not BitFuFu’s Singapore subsidiary.

General

21.	We note your response to prior comment 30. Please revise to clarify whether the company’s officers and directors have any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company.

RESPONSE: The Company acknowledges the Staff’s comment and has added clarifying disclosure on page 6 of the Revised Draft Registration Statement.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP